No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

English translation of Honda Motor Co., Ltd. unconsolidated financial results (parent company only) for the fiscal year ended March 31, 2004.

Exhibit 2:

On July 7, 2004, Honda Motor Co., Ltd., introduced “Edix”, a distinctive new minivan featuring six independent seats in two rows of three (‘3x2’ layout), creating a variety of communication-enhancing seating arrangements in an easy-handling vehicle with a short, wide body. (Ref. #A04-029)

Exhibit 3:

On July 15, 2004, Honda Motor Co., Ltd., announced that it had established a new U.S. subsidiary, Honda Aero, Inc., to focus on the aviation engine business in the U.S., the world’s largest aviation market. (Ref. #C04-048)

Exhibit 4:

On July 15, 2004, Honda Motor Co., Ltd., announced that its engineering subsidiary, Honda Engineering Co., Ltd., plans to establish a local subsidiary in China. (Ref. #C04-049)

Exhibit 5:

On July 15, 2004, Honda Motor Co., Ltd. announced the direction and some initiatives for the new mid-term plan that will begin with the next fiscal year, April 1, 2005. (Ref. #C04-050)

Exhibit 6:

On July 27, 2004, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of June and the first six months of 2004. (Ref #C04-051)

Exhibit 7:

On July 28, 2004, Honda Motor Co., Ltd. announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2004. (Ref #C04-052)

Exhibit 8:

English translation of the amended Articles of Incorporation of Honda Motor Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: August 20, 2004

Unconsolidated Financial Results for the Year Ended March 31, 2004

(Parent company only)

1.	Date on which the Board of Directors’ Meeting concerning proposed financial results was held: April 27, 2004

2.	Proposed date of 80th Ordinary General Meeting of Stockholders: June 23, 2004

3.	Financial Highlights

	(In millions of yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
Net sales	¥3,319,793	¥3,322,719
Operating profit	184,773	144,838
Ordinary profit	311,244	242,680
Net income	226,494	170,035

	(In yen)
Net income per share	¥237.51	¥174.63
Dividends per share for the term	42.00	32.00
Year-end dividend per share	23.00	16.00
Interim dividend per share	19.00	16.00

	(Percentage)
Payout ratio	17.6%	18.3%

4.	Estimated Financial Figures for the Fiscal Year Ending March 31, 2005

(Parent company only)

	(In millions of yen)
	First half ending Sept. 30, 2004	Year ending Mar. 31, 2005
Net sales	¥1,650,000	¥3,390,000
Ordinary profit	70,000	165,000
Net income	50,000	125,000

	(In yen)
Dividends per share for the term	¥23.00	¥23.00

5.	Sales Breakdown

(Parent company only)

	Unit Sales (In thousands of unit)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
MOTORCYCLES
Japan	403	429
(Motorcycles included in export)	(403)	(429)
Export	730	776
(Motorcycles included in export)	(412)	(446)

Total	1,133	1,205
(Motorcycles included in export)	(815)	(875)

AUTOMOBILES
Japan	725	871
(Minivehicles included above)	(270)	(265)
Export	479	485

Total	1,204	1,357

POWER PRODUCTS
Japan	467	473
Export	4,674	4,075

Total	5,142	4,548

5.	Sales Breakdown - continued

(Parent company only)

	Net Sales (In millions of yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
MOTORCYCLES
Japan	¥72,625	¥79,696
Export	344,990	369,998

Total	¥417,616	¥449,695

AUTOMOBILES
Japan	¥1,048,253	¥1,173,907
Export	1,727,610	1,581,244

Total	¥2,775,864	¥2,755,152

POWER PRODUCTS
Japan	¥23,286	¥23,028
Export	103,026	94,842

Total	¥126,312	¥117,871

TOTAL
Japan	¥1,144,165	¥1,276,633
Export	2,175,628	2,046,086

Total	¥3,319,793	¥3,322,719

Explanatory Notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of May 2004.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

4.	An accounting standard relating to royalty profit has been changed from the first half results.

6.	Unconsolidated Statements of Income

	(In millions of yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
Net sales	¥3,319,793	¥3,322,719
Cost of sales	2,216,909	2,247,487
Selling, general and administrative expenses	918,109	930,393

Operating profit	184,773	144,838
Non-operating profit	(143,476)	(117,732)
Non-operating expenses	(17,005)	(19,891)
Ordinary Profit	311,244	242,680
Extraordinary profit	(5,505)	(4,197)
Extraordinary loss	(8,476)	(14,859)
Income before income taxes	308,273	232,018
Current income taxes	102,125	92,888
Deferred income taxes	-20,346	-30,905
Net income	¥226,494	¥170,035

Explanatory note:

Research and development expenses for the fiscal year ended March 31, 2004 amounted 446,960 millions of yen.

7.	Unconsolidated Balance Sheets

	(In millions of yen)
	As of Mar. 31, 2004	As of Mar. 31, 2003
Assets
1. Current Assets	¥964,590	¥829,444
Cash and bank deposits	364,965	236,336
Notes receivable	2,701	3,017
Accounts receivable	303,059	278,261
Inventories	124,693	129,999
Short-term loans	24,823	55,255
Other	149,440	130,278
Allowance for doubtful accounts	5,093	-3,704
2. Fixed Assets	1,312,176	1,231,887
Tangible fixed assets	(623,296)	(593,607)
Buildings	192,400	174,581
Machinery and equipment	81,598	87,484
Land	268,391	249,258
Other	80,906	82,283
Intangible fixed assets	(5,975)	(5,688)
Investments and others	(682,903)	(632,592)
Investment securities-other companies	509,280	466,527
Other	191,243	185,876
Allowance for doubtful accounts	-17,620	-19,812

Total Assets	¥2,276,766	¥2,061,331

7.	Unconsolidated Balance Sheets-continued

	(In millions of yen)
	As of Mar. 31, 2004	As of Mar. 31, 2003
Liabilities and
Stockholders’ Equity
1. Current Liabilities	¥586,800	¥525,315
Notes payable	1,406	1,077
Accounts payable	325,621	279,315
Short-term bank loans	3,094	3,352
Accrued product warranty	47,531	47,978
Accrued employees’ bonuses	42,492	41,132
Other	166,654	152,460
2. Fixed Liabilities	148,865	114,761
Long-term bank loans	735	883
Accrued product warranty	36,986	38,313
Accrued retirement benefits for employees	101,061	65,176
Accrued retirement benefits for directors and corporate auditors	6,407	6,534
Other	3,675	3,854

Total Liabilities	¥735,666	¥640,077

1. Common Stock	86,067	86,067
2. Capital Surplus	170,504	168,912
3. Legal Reserves	21,516	21,516
4. Earned Surplus	1,372,289	1,179,816
Appropriations	1,130,032	992,974
Unappropriated retained earnings	242,257	186,842
5. Unrealized gains on securities available for sale	42,387	21,707
6. Treasury stock	-151,665	-56,766

Stockholders’ Equity	¥1,541,100	¥1,421,254

Total Liabilities and Stockholders’ Equity	¥2,276,766	¥2,061,331

Explanatory Notes:

1. Guarantees issued	¥90,830 million
Similar activities *	¥311,796 million

* Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company’s subsidiaries’ financing.

2. Export bills of exchange (without letters of credit) discounted	¥5,221 million

Significant Accounting Policies

1. Securities

(a)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(b)	Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or loss, net of applicable income taxes, are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

(c)	Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Inventories are stated at the lower of the last purchase cost or market.

3. Derivative financial instruments are stated at fair value.

4. Depreciation of tangible fixed assets is computed by using the declining-balance method.

5. Amortization of intangible assets is computed by using the straight-line method.

6. The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

7. An accrued product warranty has been provided as a total of the following:

(a)	An estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probabilities of future warranty cost.

(b)	An estimate of future warranty claims mainly associated with reportings to regulatory authorities.

8. Accrued employees’ bonuses are provided for payments of bonuses to employees based on the amount of the estimated employees’ bonus payments, which is attributable to the fiscal year.

9. As stipulated in Article 43 of the Commercial Code Enforcement Regulation, accrued directors’ bonuses are provided for the payment of bonuses to directors and corporate auditors based on the amount of the estimated directors’ bonus payments.

10. Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the fiscal year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the straight-line method over the average remaining years of service of the employees.

11. As stipulated in Article 43 of the Commercial Code Enforcement Regulation, accrued directors’ retirement benefits are provided for the payment of retirement benefits to directors and corporate auditors based on the amount payable at the fiscal year-end in accordance with bylaws of the Company.

12. Finance lease transactions, except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

13. Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. A consumption tax refund receivable is included in “Others” of current assets.

Changes to Accounting Policies

1. Effective the year ended March 31, 2004, the financial statements are prepared based on the Commercial Code Enforcement Regulation, which was amended by “the Ministerial Ordinance to Amend Part of the Commercial Code Enforcement Regulation” (Ministry of Justice, Ordinance No. 68, September 22, 2003).

2. Prior to the year ended March 31, 2003, royalty income for the Company’s industrial property right etc., and know-how had been recognized when receipts became due. Effective April 1, 2003, the Company changed the method of recognizing royalty income to recognize such income at the end of the royalty calculation period in accordance with each contract.

This change was made because the new method results in a better recognition of income in each period, given the increased significance of royalty income to the Company’s operations since royalty income increased for the year ended March 31, 2004, mainly due to the expansion of production capacity in the North America region, and the Company expects royalty income will continue to increase due to expanding overseas production.

The effect of this change for the year ended March 31, 2004 is an increase in “Sales,” “Gross profit,” “Operating income,” “Ordinary income,” and “Income before income taxes” of ¥28,551 million.

Additional Information

“Practical Treatment of Accounting for Directors’ Bonuses” (Accounting Standards Board of Japan, Report of Practical Issues, No. 13, March 9, 2004) was adopted from the year ended March 31, 2004. The effect of this change is immaterial to the statement of income.

8.	Proposed Earnings Appropriation

	(In millions of yen)
	Year ended Mar. 31, 2004	Year ended Mar. 31, 2003
Unappropriated retained earnings at end of the year	¥242,257	¥186,842
Reversal of reserve for special depreciation	545	507
Reversal of reserve for reduced-value entry	51	54

Total	¥242,855	¥187,405
Proposed appropriations are as follows:
Dividends	21,641	15,385
	(23 yen per share)	(16 yen per share)
Reserve for dividends	8,000	6,000
General reserve	0	130,000
Reserve for special depreciation	737	457
Reserve for reduced-value entry	403	1,163
Earnings to be carried forward	¥212,072	¥33,918

Explanatory Note:

The amounts presented above have been rounded off to the nearest million yen.

ref. # A04-029

Honda Introduces New “3x2” Edix Minivan

July 7, 2004—Honda Motor Co., Ltd. today introduced “Edix,” a distinctive new minivan featuring six independent seats in two rows of three (‘3x2’ layout), creating a variety of communication-enhancing seating arrangements in an easy-handling vehicle with a short, wide body. The Edix goes on sale July 8th at Honda automobile dealers throughout Japan.

The 3x2 minivan design of the Edix delivers new value, offering a versatile communication space that enables vehicle occupants to share the fun of mobility as never before. Six independent seats are arranged in two rows of three, with the front and rear center seats mounted on long slides that allow for a V-pattern seat layout. This provides three-person, side-by-side seating without excessive vehicle width. What’s more, the long slide mechanism on the front center seat makes it possible to position the seat well back of the instrument panel and any deploying airbags, permitting the safer installation of a child seat1. This 3x2 layout enables passengers to flexibly position their seats based on the number and relationship of the occupants, creating a new type of communication space that allows occupants of the front and rear rows to share the same view and conversation.

Edix’s 3x2 minivan style offers numerous other advantages as well, such as a short, wide stance that helps create a dynamic, wedge-style exterior and a spacious, modern interior with a high quality feel. Further, despite the modest overall length, the Edix’s wide tread ensures stable handling and a smooth ride, combined with versatile seating that provides ample cargo space, even with six passengers on board.

*	The name ‘Edix’ combines the words ‘edit’ and ‘six’, expressing the concept of a ‘six’-passenger minivan that allows occupants to freely ‘edit’ their interior environment for maximum enjoyment.

[1]	Except infant seat. Accommodates a child or junior seat up to 460mm in width. A child seat can only be installed with the rear center seat slid back and the front center seat in the rear-most position.

Edix 20X (option-equipped vehicle)	3x2 package concept (20X option-equipped vehicle)

• Monthly sales target (Japan):	4,000 units

• Manufacturer’s suggested retail price:	indicates type shown in photo

Type	Engine	Transmission	Drive	Price (consumption tax incl.)	Price (pre-tax)
20X 20X 4WD	2.0 l DOHC i-VTEC	5AT 4AT	FF 4WD	¥2,016,000 ¥2,205,000	¥1,920,000 ¥2,100,000

17X	1.7 l	4AT	FF	¥1,785,000	¥1,700,000
17X 4WD	VTEC		4WD	¥1,995,000	¥1,900,000

*	Price shown does not include insurance fees, taxes (except consumption tax), or registration fees.

*	Premium White Pearl body color: +¥31,500 (pre-tax: ¥30,000)

•	Body colors (seven colors, including two new ones):

Crystal Aqua Metallic (new color); Sparkle Gray Pearl (new color); Satin Silver Metallic; Premium White Pearl; Milano Red; Vivid Blue Pearl; Nighthawk Black Pearl

•	Manufacturer options (pre-tax price indicated in parentheses):

• Honda HDD Navigation System + Progressive Commander, with voice recognition and rear camera: (available on all types)	+¥315,000 (¥300,000)
• In-dash 6-CD changer + AM/FM tuner + 6 speakers: (available on 20X and 20X 4WD)	+¥42,000 (¥40,000)
• Honda Smart Card Key System: (available on all types; available as option in combination with immobilizer on 17X and 17X 4WD )	+¥52,500 (¥50,000)
• Immobilizer: (available as option in combination with Honda Smart Card Key System on 17X and 17X 4WD; standard equipment on 20X and 20X 4WD)	+¥15,750 (¥15,000)
• HID (High Intensity Discharge) headlights (hi/low beams): (available on all types)	+¥52,500 (¥50,000)
• Front i-side airbag system + side curtain airbag system: (available on all types)	+¥84,000 (¥80,000)
• Rain-sensing windshield wipers + hydrophilic, heated side mirrors + front-door water-repellant glass: (available on all types)	+¥31,500 (¥30,000)
• 16-inch aluminum wheels: (available as option on 17X and 17X 4WD; standard equipment on 20X and 20X 4WD)	+¥73,500 (¥70,000)
• No-audio configuration: (available on all types)	-¥21,000 (-¥20,000)

*	Some manufacturer options cannot be combined, while other manufacturer options may only be offered in combination.

•	Key Features

< Packaging and Utility >

•	Six independent seats are arranged in two rows of three with the front and rear center seats mounted on long slides that allow for a unique, V-pattern seat layout. In determining the position of the front center seat’s slide, careful consideration was given to the safety of child occupants and driver control in the event of an accident. The long slide length (270mm2) means that the seat is not only capable of accommodating a child in a child seat[3], but also permits three occupants to ride comfortably abreast with their shoulders staggered for extra room.

•	When slid back, the front center seat forms an intermediate row between the front and rear rows, bringing front and rear occupants closer together, and making conversation easier. This creates a more unified communication environment than the conventional layout, which only encourages communication between those sitting next to each other.

•	The seat frame width is more compact, while the seat surface width and thickness have been maintained to ensure comfort. Pillars are positioned upright to provide ample head clearance, while a flat floor ensures plenty of legroom for three to ride side-by-side in comfort, without adding unduly to overall vehicle width.

•	Although the Edix is relatively short, the 3x2 layout is used to full advantage to secure an ample luggage space of 439 liters[4] , even with six people on board. Further, the three independent, one-touch fold-flat rear seats can be easily stowed to create a variety of seating arrangements. Folding all the rear seats down flat creates a maximum luggage space of 1,049 liters[5]—enough room to accommodate three 26-inch mountain bikes—while still providing seating for three up front. Or the front and rear center seats can be folded down to accommodate long objects, even with four people on board. The Edix offers a wide range of convenient seating arrangements.

•	With the seatback folded down, the front center seat converts into an extra-large, combination armrest and tray, which creates a relaxing, comfortable space for the driver and passenger when two are riding on the front seat. Other convenient features incorporated into the versatile front center seat include an inner double tray and an under-seat box.

[2]	Honda in-house measurement

[3]	Except infant seat. Accommodates a child or junior seat up to 460mm in width. A child seat can only be installed with the rear center seat slid back and the front center seat in the rear-most position.

[4]	Honda in-house measurement according to VDA formula with rear center seat in front-most position

[5]	Honda in-house measurement according to VDA formula

< Design >

•	Exterior Design

•	Based on a theme of ‘sporty & dynamic’, the 3x2 minivan style takes full advantage of the short-yet-spacious design made possible by the 3x2 package.

•	The short body adds emphasis to the wedge shape of the Edix, which creates a dynamic, powerful, crouching-style side profile.

•	The front bumper angle has been lowered to create a solid look, with an aggressive front view that emphasizes the presence of the protruding nose.

•	The molded roof-end with an angled cut-off combines with the lateral-keynote design that emphasizes the vehicle’s low center-of-gravity and wide stance, to create a dynamic rear view that suggests both nimbleness and stability.

•	The body design positions the wheels at the four corners to highlight the vehicle’s wide stance.

•	The design of the front headlights and rear combination lights employs edges to impart a sharpness of detail that brings together the body’s solid feel.

•	Interior Design

•	The 3x2 package embraces occupants in a high-quality interior that promotes pleasant communication and relaxation.

•	The instrument panel employs a spacious, lateral-keynote design to emphasize the breadth of the cabin interior. The entire lower portion of the instrument panel has been cut back to open up a spacious foot well, while the center panel employs a minimum of uneven surfaces to maximize front center-seat passenger safety. These and other design features create a more comfortable interior space.

•	Decorative paneling on the instrument panel that responds to ambient light with a deep lustrous sheen is just one example of quality that extends to every detail.

•	The six independent seats are designed in the image of modern chairs placed around a living room.

•	Three interior colors, orange-tone Espresso (with center seats shaded slightly lighter to emphasize the independence of the six seats), Warm Gray, and Black, are available. Interior colors can be freely mixed and matched with the seven body colors.

< Engine & Transmission >

•	The Edix is equipped with one of two engines. One is a 2.0-liter DOHC i-VTEC engine that combines Honda’s unique Variable Valve Timing and Lift Electronic Control (VTEC) with Variable Timing Control (VTC), which continuously optimizes intake valve timing in response to engine load. The other is a 1.7-liter VTEC engine, which combines fuel economy with nimble driving performance.

2.0-liter DOHC i-VTEC engine

Max. output: 115kW (156PS) / Max. torque: 188N-m (19.2kg-m)6

1.7-liter VTEC engine

Max. output: 96kW (130PS) / Max. torque: 155N-m (15.8kg-m)7

•	The 20X is equipped with a 5-speed automatic transmission to take full advantage of the i-VTEC engine’s performance characteristics. It combines smooth acceleration with excellent fuel economy and quiet operation. Other models are equipped with a 4-speed automatic transmission that delivers torquey performance along with superior fuel economy.

[6]	Net values (20X, 20X 4WD)

[7]	Net values (17X, 17X 4WD)

< Chassis & Body >

•	The vehicle’s wide tread—a prominent feature of the 3x2 package—allows all occupants to be positioned within the wheelbase, for a balanced ride with little front-rear load shifting. This results in outstanding handling stability and a supple ride.

•	The front toe-control link strut suspension and the rear reactive-link double-wishbone suspension use the stability of the wide tread to full advantage to maintain superb handling stability with slightly softer settings, for a pliant, comfortable ride.

•	The use of a large-cross-section floor frame that employs parallel-cross construction to reinforce the body frame, along with careful attention to improved rigidity, contributes to increased handling stability and ride comfort.

•	High-tensile steel is employed for its superior strength in key sections of the body frame for both higher rigidity and lighter weight. Use of high-tensile steel results in a weight reduction of approximately 30kg compared to when standard materials are used.

•	Stronger body materials, the use of lighter insulators, and optimized engine mounts and sound insulation materials combine to promote a quiet interior environment, for more enjoyable communication.

•	The wide tread permits a large turning angle for the front wheels, resulting in a minimum turning radius of 4.9m8—top in its class for 1.7-liter and 2.0-liter minivans.

[8]	Value for 17X and 17X 4WD. Vehicles equipped with manufacturer’s optional 16-inch aluminum wheels and the 20X and 20X 4WD have a turning radius of 5.2m.

< Safety Performance >

•	The front center seat is designed to be positioned posterior to the driver and front side passenger seats regardless of slide position, securing enough distance from the instrument panel to safely install a junior child seat. The long slide mechanism also ensures ample distance from passenger seat airbag at time of deployment. This creates an environment similar to that of a back seat, allowing for the installation of a forward-facing child seat in the front center seat when the slide is in the rear-most position.

•	ISO FIX-compatible child seat anchoring bars and tether anchors are standard on the front center seat, as well as on the left and right rear seats. All three rear seats and the front center seat are also equipped with ALR (Automatic Locking Retractor) seat belts to facilitate the installation of non ISO FIX-compatible child seats.

•	All six seats are equipped with 3-point seat belts. On the front center seat, the seat belt is built in and the seat and seat mounts are reinforced, ensuring enhanced safety to go with the long slide mechanism.

•	An extra-large, combination ‘side-and-center’ passenger side SRS airbag (standard equipment) protects passengers in both the side and center front passenger seats.

•	The Edix is equipped with a front-seat i-side airbag system and side curtain airbag system[9].

•	Honda’s original G-CON (G-force Control) technology is incorporated to create a body with a crash safety design that is among the best in the world. It can withstand a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision. To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program[10] with its own independently established standards. This collision testing is much more demanding than conventional tests, in which the car is crashed into a fixed barrier. The safety design of the Edix meets even these stringent testing requirements.

•	The pedestrian injury reduction body is designed to absorb the impact to a pedestrian’s head and lower limbs in the event of an accident, reducing injury severity.

[9]	Manufacturer’s option available as a set on all types

[10]	Testing involves a 50% front offset collision with a 2-ton class passenger car, both vehicles traveling at 50km/h.

< Environmental Performance >

•	High-precision fuel-air ratio control and an large-sized catalytic converter significantly reduce atmospheric pollutants (HC, NOx). All types meet or exceed Japan’s Ministry of Land, Infrastructure and Transport exhaust emissions regulations for 2005. Specifically, the 20X is certified as providing 75% cleaner emissions than required by 2005 exhaust emissions standards, while the 17X exceeds 2005 standards by 50%.

•	Valve control, optimized ignition timing, and other high-efficiency combustion technologies, along with precise transmission control, contribute to the outstanding fuel efficiency of the Edix. The 17X delivers fuel economy rated 5% above 2010 standards, while the 17X 4WD and the 20X conform to 2010 standards.

•	Fuel consumption when driven in 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport calculations):

2.0-liter DOHC i-VTEC engine:	13.0km/liter (20X)	12.2km/liter (20X 4WD)
1.7-liter VTEC engine:	13.8km/liter (17X)	13.2km/liter (17X 4WD)

•	Honda has eliminated polyvinyl chloride (PVC) from interior and exterior plastic components wherever possible. Meanwhile, the use of highly recyclable plastics has resulted in over 90%[11] recyclability.

•	Use of lead has also been reduced to less than 10% of 1996 levels.

•	Honda is aiming to eliminate the use of hexavalent chromium, and is steadily reducing its use. It has already stopped using metallic coating in the plating of fuel filler pipes and brackets.

[11]	According to independent Honda measurement standards

Publicity materials for the Edix are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #C04-048

Honda Establishes Aviation Engine Business Subsidiary in the U.S.;

New R&D Center for Aviation Engines Established in Japan

Tokyo, July 15, 2004 – Honda Motor Co., Ltd., today announced that it has established a new U.S. subsidiary, Honda Aero, Inc., to focus on the aviation engine business in the U.S., the world’s largest aviation market. The new aviation engine business unit will be located at a yet-to-be-determined location in the U.S., with plans to become operational by the end of the year. In addition, Honda has established the Wako Nishi R&D Center in Japan, dedicated to the research and development of aviation engines. This new center will consolidate and strengthen the turbofan jet engine development currently done at the Wako Research Center, and the development of piston aircraft engines currently conducted at the Asaka R&D Center.

In the meantime, the Wako Research Center will continue its research and development efforts for the HondaJet, an experimental prototype aircraft currently undergoing test flights in Greensboro, North Carolina, in the U.S.

Honda Aero, Inc., a wholly owned subsidiary of Honda Motor Co., Ltd., will be responsible for Honda’s aviation engine business, including such functions as contract negotiations, procurement, and preparations for production. Honda Aero will prepare for commercialization of the HF118 turbofan jet engine, marking Honda’s first step into the jet engine business.

Honda’s research efforts for small jet engines and jet aircraft began in 1986. Development of the Honda HF118 engine, which fits in the smallest category of the business jet engine class, began in 1999. Full-scale flight tests of the HF118 engine have been conducted aboard Honda’s prototype HondaJet aircraft, since December 2003.

The HF118 engine is designed for light business jets, a category with an estimated annual market of 150 to 200 units, and where further growth is expected in the future.

Honda and General Electric Co. (GE), the world’s largest jet engine manufacturer, signed a basic agreement February 16, 2004, to jointly pursue commercialization of Honda’s HF118 jet engine. Issues such as marketing strategy, business structure and production are under discussion. The signing of a final agreement with GE is anticipated before the end of the year.

Honda will accelerate research and development efforts at the Wako Nishi R&D Center, in anticipation of mass production of the HF118 engine. The newly registered Honda Aero, Inc. will take the lead in accelerating the development of business activities.

About Honda Aero, Inc.

CEO:	Junichi Araki

Incorporation:	July 1, 2004

Location:	TBD by the end of 2004

Investment ratio:	Honda Motor Co., Ltd. 100%

Employment:	Approximately 10 associates

Business Areas:	Contract negotiations, procurement, and production preparations for aviation engine business

About Wako Nishi R&D Center

General Manager:	Kazunobu Sato

Establishment:	July 1, 2004

Location:	1-4-1 Chuo, Wako-city, Saitama-prefecture, Japan (located at site of current Wako Research Center)

R&D Areas:	Design and development of aviation engines

Honda R&D facilities in Japan

Name	Location	Since		R&D Areas

Wako R&D Center	Wako, Saitama	1960		Automobile R&D

Tochigi R&D Center	Haga, Tochigi	1986		Automobile R&D

Asaka R&D Center	Asaka, Saitama	1973		Motorcycle R&D

Asaka Higashi R&D Center	Asaka, Saitama	1979		Power products R&D

Wako Research Center	Wako, Saitama	1991		Fundamental research for future technologies

Wako Nishi R&D Center	Wako, Saitama	2004 (new	)	Aviation engine R&D

Tochigi Proving Ground Operations Center	Haga, Tochigi	1979		Comprehensive test course

Takasu Proving Ground Operations Center	Kamikawa, Hokkaido	1996		Comprehensive test course (cold climate)

Honda Research Institute Japan	Wako, Saitama	2002		Advanced technologies

Honda R&D Taiyo	Beppu, Oita	1992		CAD design, R&D for wheelchairs and rehabilitation training equipment ref.# C04-049

Honda Engineering Establishes Local Operations in China

Tokyo, July 15, 2004 — Honda Motor Co., Ltd., today announced that its engineering subsidiary, Honda Engineering Co., Ltd., plans to establish a local subsidiary in China. The new operation will enable Honda Engineering to better support Honda’s manufacturing facilities in China to smoothly achieve capacity expansion, new model launches, and other activities necessary for their growth.

The new subsidiary will seek to facilitate the efficient use of resources to create high quality production facilities by providing technical support close to those locations, including advancement and improvement of mass production equipment and local production of high quality stamping dies.

Honda Engineering is responsible for Honda’s production engineering and supports the optimization of Honda’s manufacturing operations worldwide by providing expertise in the development of manufacturing strategies, and the development, design, manufacturing and installation of production systems and equipment. The new China subsidiary will be Honda Engineering’s fourth overseas operation, following North America (U.S.), Europe (UK) and Asia (Thailand).

Honda is currently strengthening Guangzhou Honda’s ability to make full use of its annual production capacity of 240,000 units, and the expansion of Dongfeng Honda, which became operational in April of this year, to a planned annual production capacity of 120,000 units. In order to respond to customers’ needs on a timely manner in the rapidly growing Chinese market, Honda will simultaneously enhance the speed and quality of its local manufacturing operations.

[About New Company]

Company Name:	Honda Engineering China Co., Ltd. (tentative)

Location:	Guangzhou Economic & Technological Development District

President:	Shigeo Suzuki

Activities:	Advancement/improvement of mass production facilities and equipment in China, supporting new model launches, and production of stamping dies

Capital:	USD 8.18 million (67.72million R.M.B. based on exchange rate of 8.278RMB per 1 USD)

Capital Ratio:	80% Honda Engineering Co., Ltd.

20% Honda Motor (China) Investment Co., Ltd.

Establishment:	August 2004 (tentative)

C04-050

Honda Announces Directions for the New Mid-term Plan

Tokyo, July 15, 2004 — Honda Motor Co., Ltd. today announced the direction and some initiatives for the new mid-term plan that will begin with the start of the next fiscal year, April 1, 2005.

Directions for the new mid-term plan:

For the new mid-term, Honda will pursue the “creation of new joys” and further highlight Honda’s originality. “Creation of new joys” means to continuously provide products and services that are ahead of the times and beyond customers’ expectations. In order to achieve these objectives, Honda will focus on the following four core points of Honda’s uniqueness during the new mid-term.

1)	R&D: strengthen the ability to create new and unique technologies and products, which is the origin of Honda’s uniqueness.

2)	Manufacturing: create dynamic manufacturing operations where high quality is achieved in every manufacturing process.

3)	Sales: strengthen sales and service to achieve stable sales and lifetime customer satisfaction.

4)	Mother function of Honda Japan: strengthen the capability of Honda in Japan to create new technologies that support the growth of global operations.

Honda will focus on technology, quality and motivation of Honda associates in order to strengthen the core points of Honda’s uniqueness and build a stronger Honda brand.

Motorcycle Business:

•	Develop new manufacturing technologies to achieve even lower cost for Honda’s affordable motorcycles that account for the majority of current worldwide annual sales of nearly 10 million units.

•	Enhance the mother function of the Kumamoto factory in ATV production such as the development of new manufacturing technologies and support for overseas operations.

Automobile Business:

•	Position Honda’s innovative SH-AWD (Super Handling All-Wheel Drive System) as one of the advanced technologies that enhances “fun-to-drive” characteristics and continue to advance this technology to expand its use to more models.

–	Automobile: Japan

•	Increase focus from the customers’ viewpoint to achieve the highest possible level of lifetime customer satisfaction.

•	Strengthen Honda’s minivan product lineup and continuously have a full model change or new model introduction each year in this category.

•	Establish a system to provide better overall service to our customers by promoting personnel training and developing IT-based systems.

•	Retain current total of 8.7 million Honda customers while adding more new customers.

–	Automobile: North America

•	Continue introduction of new products in the light truck category, including an all-new Odyssey (fall 2004), Honda SUT (spring 2005), and Acura brand SUV.

•	Strengthen Honda’s competitive advantage in the passenger car category with an all-new Acura RL (fall 2004) and a new entry-level Honda model (2006.)

•	Continue to introduce vehicles with high fuel efficiency such as the Accord Hybrid (fall 2004) and all-new Odyssey equipped with Variable Cylinder Management (VCM) system.

•	Increase the flexibility of Honda’s overall production capacity in North America to better meet market demand.

–	Automobile: Europe

•	Expand and strengthen Honda’s lineup of diesel-powered vehicles by adding CR-V (early 2005), FR-V (known as Edix in Japan) and the next generation Civic.

•	Strengthen diesel engine production by increasing capacity of molding and machining at the Honda Engineering Tochigi Center and by transferring the assembly process to the Suzuka and Saitama plants (fall 2004). Achieve daily production of 300 units by spring 2005. Begin diesel engine assembly at Honda’s UK engine plant by the end of 2005.

–	Automobile: China

•	In addition to Guangzhou Honda’s annual production capacity of 240,000 units, capacity of Dongfeng Honda (Wuhan) will be expanded to 120,000 units over the next three years.

•	Guangzhou Honda will begin production of the Fit 5-door in fall 2004. Expansion of Dongfeng Honda’s (Wuhan) product lineup is being considered.

•	Establish Honda Engineering China Co., Ltd., a local subsidiary of Honda Engineering Co., Ltd in August, 2004 (tentative) to strengthen support for local production plants as they expand capacity, add new models and procure production equipment.

•	Improve the quality of Honda’s dealer network by adding sales of pre-owned vehicles to some dealer operations by the end of 2004.

–	Automobile: Asia/Oceania

•	Expand the product lineup such as the Jazz, with local production shifting into high gear.

•	Establish a training center in Thailand (August 2004) to develop staff for both sales and production areas in order to build a solid foundation to achieve high customer satisfaction.

Power Product Business

•	Further increase competitiveness by employing a new global production supply network – commercial use GS series engines are produced in Thailand and China while home use GC series engines are produced in the U.S. and Europe.

•	Further strengthen Honda’s competitive advantage in the area of the environment with Honda’s cogeneration system as well as marine engines and general purpose engines which exceed environmental standards. The development of even cleaner engines will be continued.

Aviation Business

•	Establish Honda Aero, Inc. in the U.S. to oversee Honda’s aviation engine business. (July 2004)

•	Establish the Wako Nishi R&D Center to consolidate and strengthen aviation engine development. (July 2004)

Future Technology Development

•	HRI (Honda Research Institute) in Japan, the U.S. and Europe will hire engineers from a variety of industries and universities, and collaborate with outside organizations such as universities and venture companies to pursue development of new technologies in new areas such as new materials, intellectual systems and plant genomics.

Robotics

•	Honda’s invention of Macro Stabilization Control Technology received the 2004 Invention Award from the Minster of Education, Culture, Sports, Science and Technology. This invention was achieved through the research for bipedal walking robots. Honda will apply this technology in the future to develop posture control technologies for motorcycles, automobile and other vehicles.

Motor Sports

•	Honda is now in the final stages of renewing its contract in Formula One racing with British American Racing beyond next year. Honda will strengthen its team with a long-term view to win the series championship.

Ref.#C04-051

Honda Achieves Record Global Auto Production for First Six Months of 2004

July 27, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales and export results for the month of June and the first six months of 2004. Honda set an all-time record during the first six months of the year with worldwide production of more than 1.56 million units.

Domestic production increased 9.9% in June compared to the same month last year, with the total for the first six months of the year increasing by 4.3% from the same period a year ago. Overseas production also increased 9.2% in June due mainly to a major increase in the Asia region. This is the eighth consecutive year in which overseas productions has increased during the first half of the year, dating back to 1997. Significantly, Honda set all-time 6-month records for both overseas production (955,532 units) and worldwide production (1,560,625 units) led by record high production totals in Europe (99,633 units) and Asia (203,736 units) for the first half of the year.

Total domestic sales were down slightly in June and in the first half of 2004, by 0.7% and 0.8%, respectively. Sales of passenger cars and light trucks have slowed, while sales of mini-vehicles remained strong — up 14.6% for the first six months of 2004 — with June the ninth consecutive month for increased mini-vehicle sales. The Honda Life mini-vehicle was Honda’s best-selling car for the first half of 2004 with sales of 86,978 units, a 36.8% increase from the same period last year. Sales of the new Odyssey grew 304.6% compared to the first half of the previous year on sales of 60,919 units. Sales of Fit, Mobilio and StepWGN remained strong, on sales of 69,000 units, 30,829 units, 24,389 units, respectively.

Total exports in June increased 8.7% compared to the previous year due primarily to increased exports to North America (4.6%) and to other areas such as the Middle East and Oceania (41.9%). Exports increased by 5.2% for the first six months of 2004.

PRODUCTION, SALES, EXPORTS (June 2004)

PRODUCTION

	June		Year-to-Date Total (Jan - June 2004)		*1st Quarter Fiscal Year 2005
	Units	vs.6/03	Units	vs.2003	Units	vs.2004
Domestic	108,791	+9.9%	605,093	+4.3%	284,872	+5.2%
Overseas (CBU only)	158,564	+9.2%	955,532	+3.9%	478,286	+5.3%

Worldwide Total	267,355	+9.5%	1,560,625	+4.1%	763,158	+5.3%

*	(April/01/2004~June/30/2004)

OVERSEAS PRODUCTION

	June		Year-to-Date Total (Jan-June 2004)		*1st Quarter Fiscal Year 2005
	Units	vs.6/03	Units	vs.2003	Units	vs.2004
North America	94,965	-5.3%	616,046	-6.6%	297,906	-6.0%
(USA only)	62,929	-6.4%	405,562	-8.6%	195,120	-8.3%
Europe	14,733	-1.3%	99,633	+2.8%	46,927	+4.2%
Asia	42,151	+56.7%	203,736	+41.9%	113,858	+42.4%
Others	6,715	+121.6%	36,117	+86.7%	19,595	+57.9%

Overseas Total	158,564	+9.2%	955,532	+3.9%	478,286	+5.3%

*	(April/01/2004~June/30/2004)

SALES (JAPAN)

Vehicle type	June		Year-to-Date Total (Jan - June 2004)		*1st Quarter Fiscal Year 2005
	Units	vs.6/03	Units	vs.2003	Units	vs.2004
Passenger Cars & Light Trucks	35,950	-4.0%	236,335	-7.9%	98,340	-2.9%
(Imports)	733	-67.3%	5,156	-55.8%	2,180	-64.7%
Mini Vehicles	21,853	+5.3%	133,721	+14.6%	56,988	+4.3%

Honda Brand Total	57,803	-0.7%	370,056	-0.8%	155,328	-0.4%

*	(April/01/2004~June/30/2004)

EXPORTS

	June		Year-to-Date Total (Jan - June 2004)		*1st Quarter Fiscal Year 2005
	Units	vs.6/03	Units	vs.2003	Units	vs.2004
North America	24,153	+4.6%	123,149	-0.5%	61,531	-3.3%
(USA only)	22,168	+9.1%	112,273	+4.8%	56,965	+4.3%
Europe	9,134	-8.2%	68,306	+4.1%	32,141	-0.7%
Asia	2,489	+33.2%	8,394	-20.8%	5,324	-10.9%
Others	9,285	+41.9%	48,501	+34.3%	26,762	+34.2%

Total	45,061	+8.7%	248,350	+5.2%	125,758	+3.2%

*	(April/01/2004~June/30/2004)

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd.

Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

July 28, 2004

Ref.# C04-052

Consolidated Financial Summary for the Fiscal

First Quarter Ended June 30, 2004

Unit sales of motorcycles, automobiles and power products increased both in Japan and overseas; all-time record 1st Qtr results for net sales and other operating revenue, income before income taxes and net income.

Results for the Fiscal 1st Qtr ended June 30, 2004 (*record result for Fiscal 1st Qtr)

	1st Qtr ended June 30, 2004 (billions of JPY)	1st Qtr ended June 30, 2003 (billions of JPY)	Difference billions of JPY (% change)
Net sales and other operating revenue	2,073.1*	2,008.2	+ 64.9 (+ 3.2%)
Operating income	159.9	159.4	+ 0.5 (+ 0.3%)
Income before income taxes	174.0*	147.9	+ 26.0 (+17.6%)
Net income	114.2*	101.8	+ 12.4 (+12.2%)

Basic net income per common share	JPY 121.65*	JPY 106.02	+ 15.63 (+14.7%)

(Honda’s average rates:    JPY 110 = U.S. dollar 1        JPY 132 = Euro 1)

Note:	Certain reclassifications have been made to the operating income of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

Honda realized all-time records for consolidated net sales and other operating revenue for the fiscal first quarter. Unit sales of motorcycles, automobiles and power products increased in Japan and overseas and all set all-time 1st Qtr records. Consolidated operating income increased mainly due to increased revenues and cost reduction effects which offset the negative effect from depreciation of the U.S. dollar. Honda’s consolidated income before income taxes and consolidated net income also both marked record highs for the first quarter.

(Unit Sales)

Motorcycles: 2.582 million (+29.0%); mainly attributable to an increase in overseas production parts bound for Asia and an increase in ATV sales in North America.

Automobiles: 772 thousand (+9.0%); domestic sales rose approximately by 1,000 units led by strong sales of the Odyssey, Life, and Elysion offsetting a decline in Fit sales; an increase of 3,000 units in the U.S. was offset by a decline in Canada, resulting in a 6,000 unit decline in North America. Further, strong sales of the diesel Accord, Civic and Jazz led to a 10,000 unit increase in Europe. A 43,000 unit increase was realized in Asia mainly due to an increase in overseas production parts bound for China and growth in Indonesia, India, and Thailand.

Power Products: 1.387 million (+14.0%); the increase was due primarily to sales growth in North America

•	Consolidated net sales and other operating revenue rose to JPY 2,073.1 billion (+3.2%) due to unit sales increases in all business areas notwithstanding a negative impact from currency translation effects. (If the exchange rate from the same period during the previous fiscal year was applied, Honda estimates that an increase in revenue of approximately 7.7% would have been realized.)

•	Consolidated operating income increased to JPY 159.9 billion (+0.3%) mainly due to increased revenues and cost reduction effects, notwithstanding the negative effects from currency translation effects of JPY -41.9 billion.

•	Consolidated net income increased to JPY 114.2 billion (+12.2%) due to increased equity in income of affiliates in Asian markets totaling JPY 18.8 billion (+47.7%). This gain was realized despite the fact that Honda incurred an additional tax due to a reassessment of transfer pricing related to its motorcycle operation in Brazil.

Forecasts for Fiscal Year Ending March 31, 2005

A 5th consecutive all-time record is forecast for consolidated net sales and other operating revenue based on all-time record unit sales plans for motorcycles 9.29 million units, automobiles 3.255 million units and power products 5.60 million units. Honda’s targeted consolidated operating income, income before income taxes and net income for the fiscal year ending March 31, 2005 are as follows:

	Current forecast for year ending March 31, 2005 (billions of JPY)	Year ended March 31, 2004 (billions of JPY)	Difference billions of JPY (% change)	April 27, 2004 forecast (billions of JPY)
Net sales and other operating revenue	8,560.0	8,162.6	+397.4 ( +4.9%)	8,500.0
Operating income	580.0	600.1	- 20.1 ( -3.4%)	560.0
Income before income taxes	550.0	641.9	- 91.9 (-14.3%)	500.0
Net income	417.0	464.3	- 47.3 (-10.2%)	390.0

(Honda’s average rates for the FY:    JPY 107 = U.S. dollar 1        JPY 128 = Euro 1)

(Honda’s average rates for the 2nd half of the FY:    JPY 105 = U.S. dollar 1        JPY 125 = Euro 1)

July 28, 2004

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2004

Tokyo, July 28, 2004— Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2004.

First Quarter Results

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2004 totaled JPY 114.2 billion (USD 1,054 million), an increase of 12.2% from the corresponding period in 2003. Basic net income per Common Share for the quarter amounted to JPY 121.65 (USD 1.12), compared to JPY 106.02 for the same period in 2003. Two of Honda’s American Depositary Shares represent one Common Share.

Unit sales in all of Honda’s business categories relating to products, namely motorcycles, automobiles and power products, increased during the fiscal first quarter and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,073.1 billion (USD 19,120 million), increased by 3.2% over the corresponding period in 2003. Revenue was negatively affected by currency translation, which was caused by the translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2003, revenue for the quarter would have increased by approximately 7.7%.

Consolidated operating income for the fiscal first quarter totaled JPY 159.9 billion (USD 1,476 million), an increase of 0.3% compared to the corresponding period in 2003. This increase in operating income was due primarily to an increase in revenue contributed by higher unit sales of automobiles, motorcycles and power products and ongoing cost reduction effects, which offset the negative effects of the depreciation of the U.S. dollar.

Consolidated income before income taxes for the quarter totaled JPY 174.0 billion (USD 1,605 million), an increase of 17.6% from the corresponding period in 2003.

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales increased by 29.0% to 2,582 thousand units. Of them, unit sales in Japan increased 3.2% to 97 thousand units, and overseas unit sales increased 30.3% to 2,485 thousand units. Revenue increased 13.5%, to JPY 274.0 billion (USD 2,528 million) This increase in revenue was due mainly to increased unit sales which offset the negative impact of the appreciation of the yen against the U.S. dollar. Operating income increased 197.6% to JPY 17.1 billion (USD 159 million).

Honda’s unit sales of automobiles for the quarter increased by 9.0% to 772 thousand units. In Japan, unit sales of automobiles increased 0.7% to 154 thousand units, and overseas unit sales increased 11.4% to 618 thousand units. Revenue increased 2.1%, to JPY 1,655.1 billion (USD 15,265 million), due primarily to increased unit sales, offsetting negative currency translation effects. Operating income decreased 5.3% to JPY 115.6 billion (USD 1,067 million) due mainly to negative currency effects caused by the depreciation of the U.S. dollar, which offset positive impacts of higher profit from increased revenue and ongoing cost reduction effects.

Revenue from financial services for the quarter decreased 7.1% to JPY59.4 billion (USD 548 million). Operating income decreased 26.8% to JPY 22.2 billion (USD 205 million).

Unit sales of power products for the quarter totaled 1,387 thousand units, an increase of 14.0% compared to the corresponding period in 2003. Of them, unit sales in Japan totaled 118 thousand units, increased by 7.3%, and overseas unit sales increased 14.6% to 1,269 thousand units. Revenue from power products and other businesses increased by 3.3% to JPY 88.5 billion (USD 817 million), due primarily to increased unit sales of power products, offsetting the negative currency translation effects. Operating income increased 332.9% to JPY 4.8 billion (USD 45 million)

With respect to Honda’s sales for the year by geographic segment, in Japan, revenue was JPY 957.9 billion (USD 8,835 million), 1.5% up by the same period of previous year, due primarily to increased sales in all business segments. Operating income in Japan was JPY 32.9 billion (USD 304 million), 11.6% down from the same period of previous year, mainly due to negative currency effects caused by the appreciation of the yen, which offset both improved profit through increased revenue and effects of cost reductions.

In North America, revenue decreased by 6.4% from the corresponding period of the previous year to JPY 1,134.6 billion (USD 10,464 million), due to the negative currency translation effects, although unit sales in motorcycles and power products increased. Operating income also decreased by 25.8% to JPY 80.6 billion (USD 744 million) from the previous year.

In Europe, revenue for the quarter increased by 9.2% to JPY 274.4 billion (USD 2,531 million) compared to the same period of the previous year, due mainly to increased unit sales in motorcycles, automobiles and power products. Operating income in Europe increased by 153.4% to JPY 14.9 billion (USD 138 million).

In Asia, revenue increased by 27.4% to JPY 203.1 billion (USD 1,873 million) from the same period of the previous year, due mainly to continued strong sales in motorcycle and automobile businesses. Operating income also increased by 98.2% to JPY 19.8 billion (USD 183 million) from the previous year.

Revenue from Other Regions for the quarter increased by 47.6% to JPY 102.5 billion (USD 946 million) compared to the previous year, due to increased unit sales in motorcycles and automobiles. Operating income increased by 53.3% to JPY 8.7 billion (USD 80 million) from the previous year.

Forecasts for the fiscal year ending March 31, 2005

Consolidated financial forecasts

First half ending September 30, 2004

	In billions of yen	Changes from FY2004
Net sales and other operating revenue	4,240	+5.3%
Operating income	305	-4.1%
Income before income taxes	305	-8.1%
Net income	222	-7.2%

Fiscal year ending March 31, 2005

	In billions of yen	Changes from FY2004
Net sales and other operating revenue	8,560	+4.9%
Operating income	580	-3.4%
Income before income taxes	550	-14.3%
Net income	417	-10.2%

Unconsolidated financial forecasts

First half ending September 30, 2004

	In billions of yen	Changes from FY2004
Net sales	1,670	+5.6%
Operating income	53	-41.3%
Ordinary income	80	-47.4%
Net income	50	-54.7%

Fiscal year ending March 31, 2005

	In billions of yen	Changes from FY2004
Net sales	3,410	+2.7%
Operating income	103	-44.3%
Ordinary income	175	-43.8%
Net income	125	-44.8%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the euro for the second half ending March 31, 2005 will be JPY 105 and JPY 125, respectively, and the current fiscal year ending March 31, 2005, JPY 107 and JPY 128.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[1] Unit Sales Breakdown

	(In thousands of unit)
	Three months ended June 30, 2004	Three months ended June 30, 2003
MOTORCYCLES
Japan	97	94
(motorcycles only)	(97)	(94)
North America	126	99
(motorcycles only)	(63)	(65)
Europe	109	101
(motorcycles only)	(106)	(99)
Asia	2,038	1,498
(motorcycles only)	(2,038)	(1,498)
Other Regions	212	209
(motorcycles only)	(208)	(207)

Total	2,582	2,001
(motorcycles only)	(2,512)	(1,963)

AUTOMOBILES
Japan	154	153
North America	391	397
Europe	66	56
Asia	122	79
Other Regions	39	23

Total	772	708

POWER PRODUCTS
Japan	118	110
North America	702	634
Europe	285	244
Asia	204	154
Other Regions	78	75

Total	1,387	1,217

[2] Net Sales Breakdown

	(In millions of Yen)
	Three months ended June 30, 2004		Three months ended June 30, 2003
MOTORCYCLE BUSINESS
Japan	25,754	(9.4%)	23,684	(9.8%)
North America	72,396	(26.4%)	59,294	(24.5%)
Europe	67,700	(24.7%)	62,280	(25.8%)
Asia	66,324	(24.2%)	60,905	(25.2%)
Other Regions	41,912	(15.3%)	35,391	(14.7%)

Total	274,086	(100.0%)	241,554	(100.0%)

AUTOMOBILE BUSINESS
Japan	324,108	(19.6%)	294,184	(18.2%)
North America	953,620	(57.6%)	1,033,041	(63.7%)
Europe	145,397	(8.8%)	126,298	(7.8%)
Asia	160,622	(9.7%)	123,492	(7.6%)
Other Regions	71,443	(4.3%)	43,986	(2.7%)

Total	1,655,190	(100.0%)	1,621,001	(100.0%)

FINANCIAL SERVICES
Japan	5,248	(9.0%)	5,359	(8.5%)
North America	50,336	(85.9%)	56,094	(88.6%)
Europe	2,113	(3.6%)	1,737	(2.7%)
Asia	334	(0.6%)	151	(0.2%)
Other Regions	556	(0.9%)	—	—

Total	58,587	(100.0%)	63,341	(100.0%)

POWER PRODUCT & OTHER BUSINESSES
Japan	28,740	(33.7%)	28,069	(34.1%)
North America	28,663	(33.6%)	28,349	(34.4%)
Europe	17,869	(20.9%)	15,029	(18.3%)
Asia	6,284	(7.4%)	7,634	(9.3%)
Other Regions	3,734	(4.4%)	3,251	(3.9%)

Total	85,290	(100.0%)	82,332	(100.0%)

TOTAL
Japan	383,850	(18.5%)	351,296	(17.5%)
North America	1,105,015	(53.3%)	1,176,778	(58.6%)
Europe	233,079	(11.2%)	205,344	(10.2%)
Asia	233,564	(11.3%)	192,182	(9.6%)
Other Regions	117,645	(5.7%)	82,628	(4.1%)

Total	2,073,153	(100.0%)	2,008,228	(100.0%)

Explanatory notes:

1.	The geographic breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses, trading etc.

[3] Consolidated Financial Summary

Financial Highlights

	(In millions of Yen)
	Three months ended June 30, 2004	% Change	Three months ended June 30, 2003
Net sales and other operating revenue	2,073,153	3.2%	2,008,228
Operating income	159,993	0.3%	159,465
Income before income taxes	174,080	17.6%	147,995
Net income	114,262	12.2%	101,819

	(In Yen)
Basic net income per
Common Share	121.65		106.02
American Depositary Share	60.82		53.01

(In millions of U.S. Dollar)
Three months ended June 30, 2004
Net sales and other operating revenue	19,120
Operating income	1,476
Income before income taxes	1,605
Net income	1,054

(In U.S. Dollar)
Basic net income per
Common Share	1.12
American Depositary Share	0.56

Explanatory note:

Certain reclassifications have been made to operating income of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

	(In millions of Yen)
	Three months ended June 30, 2004	Three months ended June 30, 2003
Net sales and other operating revenue	2,073,153	2,008,228
Operating costs and expenses:
Cost of sales	1,441,910	1,378,586
Selling, general and administrative	363,055	367,433
Research and development	108,195	102,744

Operating income	159,993	159,465
Other income:
Interest	2,505	1,904
Other	29,303	3,005
Other expenses:
Interest	3,049	3,369
Other	14,672	13,010

Income before income taxes	174,080	147,995
Income taxes	78,647	58,922

Income before equity in income of affiliates	95,433	89,073
Equity in income of affiliates	18,829	12,746

Net income	114,262	101,819
Retained earnings:
Balance at beginning of period	3,589,434	3,161,664
Cash dividends paid	(21,641)	(15,386)
Transfer to legal reserves	(2,179)	(2,944)

Balance at end of period	3,679,876	3,245,153

	(In Yen)
Basic net income per
Common Share	121.65	106.02
American Depositary Share	60.82	53.01

[5] Consolidated Balance Sheets

Assets

	(In millions of Yen)
	June 30, 2004	Mar. 31, 2004	June 30, 2003
	(Unaudited)	(Audited)	(Unaudited)
Current assets:
Cash and cash equivalents	654,931	724,421	578,991
Trade accounts and notes receivable	336,584	373,416	380,891
Finance subsidiaries-receivables, net	1,296,870	1,264,620	1,114,177
Inventories	756,169	765,433	775,977
Deferred income taxes	196,026	222,179	212,537
Other current assets	335,739	303,185	255,641

Total current assets	3,576,319	3,653,254	3,318,214

Finance subsidiaries-receivables, net	2,380,262	2,377,338	2,377,177
Investments and advances	564,619	541,066	453,376
Property, plant and equipment, at cost:
Land	355,628	354,762	348,858
Buildings	978,705	968,159	955,703
Machinery and equipment	2,103,455	2,072,347	2,039,632
Construction in progress	73,001	49,208	85,312

	3,510,789	3,444,476	3,429,505
Less accumulated depreciation	2,053,115	2,008,945	2,019,359

Net property, plant and equipment	1,457,674	1,435,531	1,410,146

Other assets	323,006	321,579	351,758

Total assets	8,301,880	8,328,768	7,910,671

[5] Consolidated Balance Sheets - continued

Liabilities and Stockholders’ Equity

	(In millions of Yen)
	June 30, 2004	Mar. 31, 2004	June 30, 2003
	(Unaudited)	(Audited)	(Unaudited)
Current liabilities:
Bank loans and commercial paper	564,432	734,271	891,795
Current portion of long-term debt	527,946	487,125	364,525
Trade payables	813,989	911,237	757,514
Accrued expenses	783,822	813,733	762,206
Income taxes payable	31,254	31,194	50,689
Other current liabilities	391,320	357,259	317,763

Total current liabilities	3,112,763	3,334,819	3,144,492

Long-term debt	1,480,329	1,394,612	1,233,122
Other liabilities	720,935	724,937	798,561

Total liabilities	5,314,027	5,454,368	5,176,175

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,719	172,719	172,529
Legal reserves	34,597	32,418	32,335
Retained earnings	3,679,876	3,589,434	3,245,153
Adjustments from foreign currency translation	(633,769)	(665,413)	(451,824)
Net unrealized gains on marketable equity securities	35,312	36,066	22,136
Minimum pension liabilities adjustments	(223,939)	(225,226)	(308,513)

Accumulated other comprehensive income (loss)	(822,396)	(854,573)	(738,201)
Treasury stock	(163,010)	(151,665)	(63,387)

Total stockholders’ equity	2,987,853	2,874,400	2,734,496

Total liabilities and stockholders’ equity	8,301,880	8,328,768	7,910,671

[6] Segment Information

(A) Business Segment Information

For the three months ended June 30, 2004

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	274,086	1,655,190	58,587	85,290	2,073,153	—	2,073,153
Intersegment sales	0	0	837	3,259	4,096	(4,096)	—

Total	274,086	1,655,190	59,424	88,549	2,077,249	(4,096)	2,073,153
Cost of sales, SG&A and R&D expenses	256,894	1,539,509	37,157	83,696	1,917,256	(4,096)	1,913,160

Operating income	17,192	115,681	22,267	4,853	159,993	0	159,993

For the three months ended June 30, 2003

	(In millions of Yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	241,554	1,621,001	63,341	82,332	2,008,228	—	2,008,228
Intersegment sales	0	0	617	3,417	4,034	(4,034)	—

Total	241,554	1,621,001	63,958	85,749	2,012,262	(4,034)	2,008,228
Cost of sales, SG&A and R&D expenses	235,778	1,498,847	33,544	84,628	1,852,797	(4,034)	1,848,763

Operating income	5,776	122,154	30,414	1,121	159,465	0	159,465

Explanatory notes:

1.	Business Segment

Business Segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal watercrafts and relevant parts	Motor-driven cycles, mid-sized motorcycles, small-sized motorcycles, all-terrain vehicles (ATV), personal watercrafts
Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial services	Financial and insurance services	N/A
Power product & other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

(B) Geographic Segment Information

The geographic segments are based on the location where sales are originated.

For the three months ended June 30, 2004

	(In millions of Yen)
	Japan	North- America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	453,368	1,107,408	229,476	182,274	100,627	2,073,153	—	2,073,153
Transfers between geographic segments	504,587	27,252	44,995	20,863	1,899	599,596	(599,596)	—

Total	957,955	1,134,660	274,471	203,137	102,526	2,672,749	(599,596)	2,073,153
Cost of sales, SG&A and R&D expenses	925,002	1,054,006	259,491	183,303	93,825	2,515,627	(602,467)	1,913,160

Operating income	32,953	80,654	14,980	19,834	8,701	157,122	2,871	159,993

For the three months ended June 30, 2003

	(In millions of Yen)
	Japan	North- America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	411,863	1,179,328	202,828	147,097	67,112	2,008,228	—	2,008,228
Transfers between geographic segments	531,959	32,323	48,562	12,382	2,333	627,559	(627,559)	—

Total	943,822	1,211,651	251,390	159,479	69,445	2,635,787	(627,559)	2,008,228
Cost of sales, SG&A and R&D expenses	906,557	1,102,954	245,478	149,472	63,771	2,468,232	(619,469)	1,848,763

Operating income	37,265	108,697	5,912	10,007	5,674	167,555	(8,090)	159,465

Explanatory note:

Geographic Segment

Asia was previously included in Other Regions. From the first half ended September 30, 2003, it is separately presented in the Geographic Segment. Certain reclassifications have been made to the geographic segment information of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

(C) Overseas Sales

The geographic segments are based on the location of affiliated and unaffiliated customers.

For the three months ended June 30, 2004

	(In millions of Yen)
	North- America	Europe	Asia	Other Regions	Total
Overseas Sales	1,105,015	233,079	233,564	117,645	1,689,303
Consolidated Sales					2,073,153
Overseas Sales Ratio to Consolidated Sales	53.3%	11.2%	11.3%	5.7%	81.5%

For the three months ended June 30, 2003

	(In millions of Yen)
	North- America	Europe	Asia	Other Regions	Total
Overseas Sales	1,176,778	205,344	192,182	82,628	1,656,932
Consolidated Sales					2,008,228
Overseas Sales Ratio to Consolidated Sales	58.6%	10.2%	9.6%	4.1%	82.5%

Explanatory note:

Overseas Sales

Asia was previously included in Other Regions. From the first half ended September 30, 2003, it is separately presented in the overseas sales.

Certain reclassifications have been made to the overseas sales of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

Explanatory notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal first quarter ended June 30, 2004 were ¥109.77=U.S.$1 and ¥132.28=euro1. The average exchange rates for the corresponding period last year were ¥118.50=U.S.$1 and ¥134.66=euro1.

3.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥108.43=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2004.

4.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, “Reporting Comprehensive Income”. The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Three months ended June 30, 2004	Three months ended June 30, 2003
	(In millions of Yen)
Net income	114,262	101,819
Other comprehensive income	32,177	24,964

Comprehensive income	146,439	126,783

6.	Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been included in other income (expenses) – other in the prior year’s fiscal fourth quarter, respectively. Accordingly, those reclassification have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

July 28, 2004

Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY
FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2004

(Billions of yen)

	Results for the fiscal first quarter ended June 30, 2003	Results for the fiscal first quarter ended June 30, 2004						Forecasts for the fiscal year ending Mar. 31, 2005						Results for the fiscal year ended Mar. 31, 2004
			[ change / %]						[ change / %]
Net sales and other operating revenue	2,008.2	2,073.1	[	64.9	/	3.2%	]	8,560.0	[	397.4	/	4.9%	]	8,162.6
- Japan	351.2	383.8	[	32.5	/	9.3%	]	1,810.0	[	181.5	/	11.1%	]	1,628.4
- Overseas	1,656.9	1,689.3	[	32.3	/	2.0%	]	6,750.0	[	215.8	/	3.3%	]	6,534.1
Operating income	159.4	159.9	[	0.5	/	0.3%	]	580.0	[	-20.1	/	-3.4%	]	600.1
<as a percentage of net sales>	<7.9%>	<7.7%>						<6.8%>				<7.4%>
Income before income taxes	147.9	174.0	[	26.0	/	17.6%	]	550.0	[	-91.9	/	-14.3%	]	641.9
<as a percentage of net sales>	<7.4%>	<8.4%>						<6.4%>				<7.9%>
Net income	101.8	114.2	[	12.4	/	12.2%	]	417.0	[	-47.3	/	-10.2%	]	464.3
<as a percentage of net sales>	<5.1%>	<5.5%>						<4.9%>						<5.7%>

		(INCREASE FACTORS)						(INCREASE FACTORS)
Factors of change in Operating income		-Change in revenue, model mix, etc.				46.3		-Change in revenue, model mix, etc.				54.4
		-Cost reduction				7.8		-Cost reduction				42.0
								-Change in SG&A expenses				10.5
		(DECREASE FACTORS)						(DECREASE FACTORS)
		-Currency effects				-41.9		-Currency effects				-106.0
		Change in average rates				(-31.4)		Change in average rates				(-88.3)
		Translation effects				(-10.5)		Translation effects				(-17.7)
		-Change in SG&A expenses				-6.2
		-Change in R&D expenses				-5.4		-Change in R&D expenses				-21.0
Honda’s average rates USD=	JPY 119	JPY 110						JPY 107 (2H: JPY 105)						JPY 113
Honda’s average rates EUR=	JPY 134	JPY 132						JPY 128 (2H: JPY 125)						JPY 133
Capital expenditures	49.8	54.6						290.0						258.3
Depreciation	47.2	47.3						200.0						199.0
Research and development	102.7	108.1						470.0						448.9
Interest bearing debt	2,489.4	2,572.7												2,616.0

	• Net sales set record high for the fiscal first quarter for four consecutive years.

Remarks								• Net sales to set record high.

	• Income before income taxes and net income set record high for the fiscal first quarter.

												(Thousands of unit)
Unit sales of motorcycles	2,001	2,582	[	581	/	29.0%	]	9,290	[	84	/	0.9%	]	9,206
(motorcycles only)	(1,963)	(2,512)	[	549	/	28.0%	]	(8,939)	[	48	/	0.5%	]	(8,891)
Japan	94	97	[	3	/	3.2%	]	370	[	-33	/	-8.2%	]	403
(motorcycles only)	(94)	(97)	[	3	/	3.2%	]	(370)	[	-33	/	-8.2%	]	(403)
Overseas	1,907	2,485	[	578	/	30.3%	]	8,920	[	117	/	1.3%	]	8,803
(motorcycles only)	(1,869)	(2,415)	[	546	/	29.2%	]	(8,569)	[	81	/	1.0%	]	(8,488)
North America	99	126	[	27	/	27.3%	]	715	[	59	/	9.0%	]	656
(motorcycles only)	(65)	(63)	[	-2	/	-3.1%	]	(380)	[	20	/	5.6%	]	(360)
Europe	101	109	[	8	/	7.9%	]	295	[	-4	/	-1.3%	]	299
(motorcycles only)	(99)	(106)	[	7	/	7.1%	]	(285)	[	-4	/	-1.4%	]	(289)
Asia	1,498	2,038	[	540	/	36.0%	]	6,980	[	-37	/	-0.5%	]	7,017
(motorcycles only)	(1,498)	(2,038)	[	540	/	36.0%	]	(6,980)	[	-37	/	-0.5%	]	(7,017)
Other Regions	209	212	[	3	/	1.4%	]	930	[	99	/	11.9%	]	831
(motorcycles only)	(207)	(208)	[	1	/	0.5%	]	(924)	[	102	/	12.4%	]	(822)
Unit sales of automobiles	708	772	[	64	/	9.0%	]	3,255	[	272	/	9.1%	]	2,983
Japan	153	154	[	1	/	0.7%	]	770	[	54	/	7.5%	]	716
Overseas	555	618	[	63	/	11.4%	]	2,485	[	218	/	9.6%	]	2,267
North America	397	391	[	-6	/	-1.5%	]	1,565	[	7	/	0.4%	]	1,558
Europe	56	66	[	10	/	17.9%	]	255	[	24	/	10.4%	]	231
Asia	79	122	[	43	/	54.4%	]	510	[	169	/	49.6%	]	341
Other Regions	23	39	[	16	/	69.6%	]	155	[	18	/	13.1%	]	137
Unit sales of power products	1,217	1,387	[	170	/	14.0%	]	5,600	[	553	/	11.0%	]	5,047
Japan	110	118	[	8	/	7.3%	]	420	[	-57	/	-11.9%	]	477
Overseas	1,107	1,269	[	162	/	14.6%	]	5,180	[	610	/	13.3%	]	4,570
North America	634	702	[	68	/	10.7%	]	2,840	[	477	/	20.2%	]	2,363
Europe	244	285	[	41	/	16.8%	]	1,300	[	39	/	3.1%	]	1,261
Asia	154	204	[	50	/	32.5%	]	790	[	171	/	27.6%	]	619
Other Regions	75	78	[	3	/	4.0%	]	250	[	-77	/	-23.5%	]	327

Notes :	1. Capital expenditures and Depreciation are the figures of “Property, plant and equipment (excluding company cars)”.

2.      Unit sales and net sales of Honda-brand motorcycle products with 100% locally procured and manufactured by overseas affiliates are not included in unit sales and net sales and other operating revenue.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

July 28, 2004
Honda Motor Co., Ltd.
UNCONSOLIDATED FINANCIAL FORECASTS FOR THE FISCAL YEAR ENDING MARCH 31, 2005 (Parent company only)
(Billions of yen	)

	Results for the fiscal year ended March 31, 2004	Forecasts for the fiscal year ending March 31, 2005 (change / % change)

Net sales	3,319.7	3,410.0	(90.2	/	2.7%)
- Domestic	1,144.1	1,270.0	(125.8	/	11.0%)
- Export	2,175.6	2,140.0	(-35.6	/	-1.6%)
Operating income	184.7	103.0	(-81.7	/	-44.3%)
<as a percentage of net sales>	<5.6%>	<3.0%>
Ordinary income	311.2	175.0	(-136.2	/	-43.8%)
<as a percentage of net sales>	<9.4%>	<5.1%>
Net income	226.4	125.0	(-101.4	/	-44.8%)
<as a percentage of net sales>	<6.8%>	<3.7%>
		(INCREASE FACTORS)
		Change in revenue, model mix, etc.			23.3
		Cost reduction			29.0
Factors of change in operating income		(DECREASE FACTORS)
		Impact from change of accounting standard for royalty			-28.5
		(changed in the fiscal year ended Mar. 31, 2004)
		Currency effects			-58.0
		Change in SG&A (excluding R&D expenses)			-29.5
		Change in R&D			-18.1
Honda’s average rates USD=	JPY 113	JPY 107 (2H: JPY 105)
Honda’s average rates EUR=	JPY 133	JPY 128 (2H: JPY 125)
Capital expenditures	85.0		100.0
Motorcycle production-related	2.7		3.0
Automobile production-related	31.5		34.0
Power product production-related	0.9		2.0
Others	49.7		61.0
Depreciation	55.0		56.0
Research and development	446.9		465.0
Interest bearing debt	3.8
Remarks		• Net sales to set record high

			(Thousands of unit)
Unit sales of motorcycle business	1,133	1,170	(36	/	3.2%)
(motorcycles only)	(815)	(830)	(14	/	1.7%)
Domestic sales	403	370	(-33	/	-8.3%)
(motorcycles only)	(403)	(370)	(-33	/	-8.3%)
Export sales	730	800	(69	/	9.5%)
(motorcycles only)	(412)	(460)	(47	/	11.5%)
Unit sales of automobile business	1,204	1,280	(75	/	6.3%)
Domestic sales	725	780	(54	/	7.6%)
Registration vehicles	455	500	(44	/	9.9%)
Mini vehicles	270	280	(9	/	3.7%)
Export sales	479	500	(20	/	4.3%)
Unit sales of power product business	5,142	5,550	(407	/	7.9%)
Domestic sales	467	420	(-47	/	-10.1%)
Export sales	4,674	5,130	(455	/	9.7%)

Note: Capital expenditures and Depreciation are the figures of “Property, plant and equipment (excluding company cars)”.

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

July 28, 2004

Honda Motor Co., Ltd.

Consolidated Financial Summary ( Supplemental version )

	(Thousands of units, Millions of Yen)

	First Quarter Results				Fiscal Year Results & Forecasts
	3M ended June 2004	3M ended June 2003	change	% change	Year ending Mar. 2005	Year ended Mar. 2004	change	% change
Unit sales of motorcycles
Japan	97	94	3	3.2%	370	403	-33	-8.2%
(motorcycles only)	(97)	(94)	(3)	(3.2%)	(370)	(403)	(-33)	(-8.2%)
North America	126	99	27	27.3%	715	656	59	9.0%
(motorcycles only)	(63)	(65)	(-2)	(-3.1%)	(380)	(360)	(20)	(5.6%)
Europe	109	101	8	7.9%	295	299	-4	-1.3%
(motorcycles only)	(106)	(99)	(7)	(7.1%)	(285)	(289)	(-4)	(-1.4%)
Asia	2,038	1,498	540	36.0%	6,980	7,017	-37	-0.5%
(motorcycles only)	(2,038)	(1,498)	(540)	(36.0%)	(6,980)	(7,017)	(-37)	(-0.5%)
Others	212	209	3	1.4%	930	831	99	11.9%
(motorcycles only)	(208)	(207)	(1)	(0.5%)	(924)	(822)	(102)	(12.4%)

Total	2,582	2,001	581	29.0%	9,290	9,206	84	0.9%
(motorcycles only)	(2,512)	(1,963)	(549)	(28.0%)	(8,939)	(8,891)	(48)	(0.5%)

Unit sales of automobiles
Japan	154	153	1	0.7%	770	716	54	7.5%
North America	391	397	-6	-1.5%	1,565	1,558	7	0.4%
Europe	66	56	10	17.9%	255	231	24	10.4%
Asia	122	79	43	54.4%	510	341	169	49.6%
Others	39	23	16	69.6%	155	137	18	13.1%

Total	772	708	64	9.0%	3,255	2,983	272	9.1%

Unit sales of power products
Japan	118	110	8	7.3%	420	477	-57	-11.9%
North America	702	634	68	10.7%	2,840	2,363	477	20.2%
Europe	285	244	41	16.8%	1,300	1,261	39	3.1%
Asia	204	154	50	32.5%	790	619	171	27.6%
Others	78	75	3	4.0%	250	327	-77	-23.5%

Total	1,387	1,217	170	14.0%	5,600	5,047	553	11.0%

Exchange rates to USD (Note)
Honda’s transaction rates	108.00	119.00	-11.00	-10.2%
Honda’s average rates for the period	109.77	118.50	-8.73	-8.0%	107.00	113.07	-6.07	-5.7%
Rates for the period-end	108.43	119.80	-11.37	-10.5%		105.69
Exchange rates to EUR (Note)
Honda’s transaction rates	133.00	126.00	7.00	5.3%
Honda’s average rates for the period	132.28	134.66	-2.38	-1.8%	128.00	132.61	-4.61	-3.6%
Rates for the period-end	131.06	136.92	-5.86	-4.5%		128.88

Key items
Net sales and other operating revenue	2,073,153	2,008,228	64,925	3.2%	8,560,000	8,162,600	397,400	4.9%
Japan	383,850	351,296	32,554	9.3%	1,810,000	1,628,493	181,507	11.1%
Overseas	1,689,303	1,656,932	32,371	2.0%	6,750,000	6,534,107	215,893	3.3%
Operating income	159,993	159,465	528	0.3%	580,000	600,144	-20,144	-3.4%
Income before income taxes	174,080	147,995	26,085	17.6%	550,000	641,927	-91,927	-14.3%
Net income	114,262	101,819	12,443	12.2%	417,000	464,338	-47,338	-10.2%

Capital expenditures	54,660	49,871	4,789	9.6%	290,000	258,316	31,684	12.3%
Depreciation	47,327	47,248	79	0.2%	200,000	199,042	958	0.5%
Research and development	108,195	102,744	5,451	5.3%	470,000	448,967	21,033	4.7%

Stockholders’ equity						2,874,400
Total assets						8,328,768
Interest bearing debt						2,616,008

Remarks	• Net sales set record high for the fiscal first quarter for four consecutive years . • Income before income taxes and net income set record high for the fiscal first quarter.				• Net sales to set record high

Notes

1)	Honda’s transaction rates	: rates to be used mainly for exchanging the Company’s foreign currency-denominated trade amount into yen.

	Honda’s average rates	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated statements of income into yen.

	Rates for the period-end	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated assets and liabilities into yen.

2)	Capital expenditures and Depreciation are the figures of ‘Property, plant and equipment (excluding company cars)’.

3)	Unit sales and net sales of Honda-brand motorcycle products with 100% locally procured and manufactured by overseas affiliates are not included in unit sales and net sales and other operating revenues.

	First Quarter	Fiscal Year Results
Factors of changes in operating income
Changes in revenue, model mix, etc.	+46,300	+54,400
Currency effects	-41,900	-106,000
(Change in average rates)	-31,400	-88,300
U. S. Dollar vs. Yen	(-23,600)	(-51,500)
Euro vs. Yen	(-600)	(-6,000)
Others vs. Yen	(-400)	(-11,300)
Between other currencies	(-6,600)	(-19,500)
(Translation effects)	-10,500	-17,700
Gross profit	(-21,100)	(-50,900)
SG&A	(+10,600)	(+33,200)
Cost reduction	+7,800	+42,000
Materials and others	+11,300	+56,000
Labor expenses	-3,500	-14,000
Changes in SG&A expenses	-6,200	+10,500
Changes in R&D expenses	-5,400	-21,000
Changes in operating income	+500	-20,100

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

[Translation]

ARTICLES OF INCORPORATION

OF

HONDA MOTOR CO., LTD.

As of June 23, 2004

Resolutions of the General Meetings of Shareholders

1. September 8, 1948	(drafting of Articles of Incorporation)
2. September 24, 1948	(establishment)
3. November 14, 1949	(amendment thereto)
4. July 1, 1951	(amendment thereto)
5. October 25, 1951	(amendment thereto)
6. April 10, 1952	(amendment thereto)
7. August 2, 1952	(amendment thereto)
8. September 20, 1952	(amendment thereto)
9. December 1, 1952	(amendment thereto)
10. May 20, 1953	(amendment thereto)
11. August 16, 1953	(amendment thereto)
12. September 27, 1953	(amendment thereto)
13. December 30, 1953	(amendment thereto)
14. April 17, 1955	(amendment thereto)
15. October 29, 1955	(amendment thereto)
16. October 29, 1956	(amendment thereto)
17. April 27, 1957	(amendment thereto)
18. October 29, 1957	(amendment thereto)
19. April 28, 1959	(amendment thereto)
20. April 28, 1960	(amendment thereto)
21. October 28, 1960	(amendment thereto)
22. October 30, 1961	(amendment thereto)
23. April 26, 1962	(amendment thereto)
24. October 26, 1962	(amendment thereto)
25. December 18, 1962	(amendment thereto)
26. April 28, 1964	(amendment thereto)
27. October 30, 1970	(amendment thereto)
28. October 29, 1973	(amendment thereto)
29. April 26, 1974	(amendment thereto)
30. April 24, 1975	(amendment thereto)
31. May 25, 1978	(amendment thereto)
32. May 22, 1980	(amendment thereto)
33. May 27, 1982	(amendment thereto)
34. October 1, 1982	(amendment thereto)
35. August 19, 1985	(amendment thereto)
36. May 28, 1987	(amendment thereto)
37. June 27, 1991	(amendment thereto)
38. June 29, 1994	(amendment thereto)
39. June 29, 1999	(amendment thereto)
40. June 28, 2001	(amendment thereto)
41. June 25, 2002	(amendment thereto)
42. June 24, 2003	(amendment thereto)
43. June 23, 2004	(amendment thereto)

Chapter I. General Provisions

(Corporate name)

Article 1.

The Company shall be called Honda Giken Kogyo Kabushiki Kaisha and shall be written in English as HONDA MOTOR CO., LTD.

(Objects)

Article 2.

The object of the Company shall be to carry on the following business:

1. Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircrafts and other transportation machinery and equipment.

2. Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

3. Business of manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

4. Overland transportation business, marine transportation business, air transportation business, warehouse business, travel business and other transport business and communication business.

5. Business of sale of sporting goods, articles of clothing, stationeries, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

6. Financial business, nonlife insurance agency business, life insurance canvassing business, construction business such as building construction business and real estate business such as intermediation, etc. of real estate.

7. Publishing business, advertising business, translation business, interpretation business, management consultant business, information service business such as information processing, information communication, information provision, etc., industrial design planning and designing business, comprehensive guard and security business and worker dispatch business.

8. Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

9. Manufacture, sale and furnishing of technology of apparatus, parts and supplies relating to each of the foregoing items and all other activities and investments relating to each of the foregoing items.

(Location of head office)

Article 3.

The Company shall have its head office in Minato-ku, Tokyo.

(Method of giving public notice)

Article 4.

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.

Chapter II. Shares

(Total number of shares authorized to be issued by the Company)

Article 5.

The total number of shares authorized to be issued by the Company shall be 3,600,000,000 shares; provided, however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

(Purchase by Company of its own shares with resolution of the Board of Directors)

Article 6.

The Company may purchase its own shares with a resolution of the Board of Directors in accordance with the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

(Number of one unit (tangen) of shares, and non-issuance of share certificates representing less than unit (tangen))

Article 7.

One unit (tangen) of shares of the Company consists of one hundred (100) shares.

The Company shall not issue any share certificates representing the shares less than one unit (tangen) of shares (hereinafter referred to as the “shares less than unit (tangen)”); provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

(Additional purchase of shares less than a unit)

Article 8.

A shareholder (including a beneficial shareholder; the same is applicable hereinafter) holding shares less than a unit of the Company may, in accordance with the provisions of the Share Handling Regulations established by the Board of Directors, make a request to the effect that such number of shares should be sold to it that will, when added to the aforesaid shares less than unit already held by that shareholder, constitute one unit of shares.

(Procedures relating to shares, etc.)

Article 9.

The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Registration of transfer of shares, purchase and additional purchase of shares less than unit (tangen) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer agent)

Article 10.

The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders’ register and the register of beneficial shareholders of the Company (hereinafter referred to as the “shareholders’ registers”) and the registry of loss of share certificates shall be kept at the transfer agent’s place of handling business and registration of transfer of shares, purchase and additional purchase of shares less than unit (tangen) and other business relating to shares shall be handled by the transfer agent and not by the Company.

(Record date)

Article 11.

The shareholders (including beneficial shareholders; same is applicable hereinafter) appearing or recorded on the shareholders’ registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Chapter III. General Meeting of Shareholders

(Time of convocation)

Article 12.

The ordinary general meeting of shareholders shall be convened within three months from the day next following the date of closing of accounts for each business term.

In addition to the above, an extraordinary general meeting of shareholders shall be convened whenever necessary.

(Person to convene meeting and place of meeting)

Article 13.

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President, based upon the resolution of the Board of Directors. If the President is prevented from so doing, one of the other Directors shall convene in the order previously fixed by the Board of Directors. A general meeting of shareholders may be held either at the head office or in its vicinity, or in Wako City, Saitama Prefecture.

(Chairman)

Article 14.

Chairmanship of a general meeting of shareholders shall be assumed by the Chairman of the Board of Directors or the President and Director pursuant to the resolution previously made by the Board of Directors. If both of the Chairman of the Board of Directors and the President and Director are prevented from so doing, one of the other Directors shall do so in the order previously fixed by the Board of Directors.

(Resolutions)

Article 15.

Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the Shareholders present and entitled to vote thereat.

The special resolution provided for in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting who hold one-third or more of the voting rights of all shareholders.

(Exercise of voting rights by proxy)

Article 16.

Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such shareholders or proxies shall present to the Company a document evidencing their power of representation for each general meeting of shareholders.

(Minutes)

Article 17.

The minutes of the general meetings of shareholders shall record the substance of the proceedings at the meetings and the results thereof and shall bear the names and seals of the Chairman and the Directors present, and such minutes shall be kept on file for ten years at the head office of the Company and the certified copies thereof shal1 be kept on file for five years at each of the branches of the Company.

Chapter IV. Directors and Board of Directors

(Number of Directors)

Article 18.

Directors of the Company shall be not more than forty-five in number.

(Election of Directors)

Article 19.

Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders. Resolution for the election of Directors shall not be by cumulative voting.

(Term of Office)

Article 20.

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within one year after their assumption of office.

The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.

(Directors with executive powers)

Article 21.

The Board of Directors shall elect from among Directors one President and Director and may elect one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

(Representative Directors)

Article 22.

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall elect, pursuant to its resolutions, Directors who shall each represent the Company.

(Board of Directors)

Article 23.

Except as provided in the Articles of Incorporation, matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Notice of meetings of Board of Directors)

Article 24.

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity. If the consent of all Directors and Corporate Auditors is obtained prior thereto, a meeting may be held without following the procedures for convening a meeting.

(Remuneration of Directors)

Article 25.

Remuneration and retirement allowance of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)

Article 26.

Corporate Auditors of the Company shall be not more than seven in number.

(Election of Corporate Auditors)

Article 27.

Corporate Auditors shall be elected at a general meeting of shareholders.

Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders.

(Term of Office of Corporate Auditors)

Article 28.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within four years after their assumption of office.

The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.

(Board of Corporate Auditors)

Article 29.

Except as provided in the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that said Regulations may not preclude the exercise of the power of each Corporate Auditor.

(Notice of Meetings of Board of Corporate Auditors)

Article 30.

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity. If the consent of all Corporate Auditors is obtained prior thereto, a meeting may be held without following the procedures for convening a meeting.

(Remuneration of Corporate Auditors)

Article 31.

Remuneration and retirement allowance of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

(Date of closing of accounts)

Article 32.

March 31 of each year shall be the date of closing of accounts of the Company.

(Dividend)

Article 33.

Dividends shall be paid to the shareholders or registered pledgees appearing or recorded on the shareholders’ registers as of the end of each accounting period.

(Interim dividend)

Article 34.

By resolution of the Board of Directors, distribution of money (hereinafter referred to as “interim dividend”) may be made to the shareholders or registered pledgees appearing or recorded on entered in the shareholders’ registers as of September 30 of each year.

(Period of exclusion)

Articles 35.

The Company shall be relieved of the obligation to pay dividends and interim dividends upon expiration of three full years from the day the same became due and payable.

-End-

Supplementary Provisions

(Provisions regarding amendment of the Articles of Incorporation dated June 25, 2002 were amended due to an amendment dated June 24, 2003)

The term of office of Corporate Auditors in office before the close of the ordinary general meeting of shareholders for the business term ending March 31, 2003 shall, notwithstanding the provision of Article 27, expire, as heretofore, at the close of the ordinary general meeting of shareholders relating to the last business term occurring within three years after their assumption of office.